Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213043

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 10 DATED DECEMBER 19, 2018

TO THE PROSPECTUS DATED MAY 1, 2018

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated May 1, 2018 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of January 1, 2019;
•	to disclose the calculation of our November 30, 2018 net asset value (“NAV”) per share for all share classes; and
•	to provide an update on the status of our current public offering (the “Offering”).

January 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2019 (and repurchases as of December 31, 2018) is as follows:

Transaction Price (per share)
Class S	$10.8862
Class T	$10.6957
Class D	$10.7459
Class I	$10.8625

The January 1 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2018. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since November 30, 2018 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

November 30, 2018 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2018 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as the partnership interests of BREIT OP held by BREIT SLP and Class B unit holders. The following table provides a breakdown of the major components of our total NAV as of November 30, 2018 ($ and shares in thousands):

Components of NAV	November 30, 2018
Investments in real properties	$10,909,233
Investments in real estate related securities	2,297,637
Cash and cash equivalents	71,354
Restricted cash	231,209
Other assets	99,886
Debt obligations	(8,422,574)
Subscriptions received in advance	(160,806)
Other liabilities	(271,893)
Accrued performance participation allocation	(38,188)
Management fee payable	(4,898)
Accrued stockholder servicing fees (1)	(2,250)
Non-controlling interests in joint ventures	(78,587)
Net asset value	$4,630,123
Number of outstanding shares	426,313

_______________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2018, the Company has accrued under GAAP $227.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by share class as of November 30, 2018 ($ and shares/units in thousands, except per share/unit data):

	Class S	Class T	Class D	Class I	BREIT SLP and
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Class B Units	Total
Net asset value	$2,882,165	$232,723	$306,436	$1,098,832	$109,967	$4,630,123
Number of outstanding shares/units	264,754	21,759	28,517	101,159	10,124	426,313
NAV Per Share/Unit as of November 30, 2018	$10.8862	$10.6957	$10.7459	$10.8625	$10.8625

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2018 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily*	7.8%	5.5%
Industrial	7.3%	6.1%
Hotel	9.7%	9.2%
Retail	7.7%	6.5%

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*  Multifamily includes student housing and manufactured housing.

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

	Hypothetical	Multifamily	Industrial	Hotel	Retail
Input	Change	Investment Values	Investment Values	Investment Values	Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.5%	+0.9%	+1.8%
(weighted average)	0.25% increase	(1.8%)	(1.4%)	(0.9%)	(1.8%)
Exit Capitalization Rate	0.25% decrease	+3.0%	+2.8%	+2.0%	+2.4%
(weighted average)	0.25% increase	(2.7%)	(2.4%)	(1.9%)	(2.2%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as the partnership interests of BREIT OP held by BREIT SLP and Class B unit holders. The following table provides a breakdown of the major components of our total NAV as of October 31, 2018 ($ and shares in thousands):

Components of NAV	October 31, 2018
Investments in real properties	$9,907,024
Investments in real estate related securities	2,186,030
Cash and cash equivalents	83,649
Restricted cash	252,183
Other assets	129,963
Debt obligations	(7,664,891)
Subscriptions received in advance	(203,288)
Other liabilities	(256,857)
Accrued performance participation allocation	(34,552)
Management fee payable	(4,563)
Accrued stockholder servicing fees (1)	(2,189)
Non-controlling interests in joint ventures	(77,808)
Net asset value	$4,314,701
Number of outstanding shares	397,453

________________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of October 31, 2018, the Company has accrued under GAAP $214.0 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by share class as of October 31, 2018 ($ and shares/units in thousands, except per share/unit data):

	Class S	Class T	Class D	Class I	BREIT SLP and
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Class B Units	Total
Net asset value	$2,714,120	$220,518	$279,997	$1,015,212	$84,854	$4,314,701
Number of outstanding shares/units	249,445	20,627	26,066	93,500	7,815	397,453
NAV Per Share/Unit as of October 31, 2018	$10.8806	$10.6909	$10.7417	$10.8579	$10.8579

Status of our Current Public Offering

As of the date hereof, we had issued and sold 438,705,194 shares of our common stock (consisting of 278,486,626 Class S shares, 23,347,277 Class T shares, 30,436,253 Class D shares, and 106,435,038 Class I shares) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

Because we have now raised gross proceeds in excess of $4.0 billion in our primary offering, we are now reallocating amounts under the maximum $5.0 billion offering from our distribution reinvestment plan to our primary offering, to the extent necessary.